                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number    1-3548



                                  ALLETE, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                             30 West Superior Street
                          Duluth, Minnesota, 55802-2093
                                 (218) 279-5000
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    ALLETE, Inc. Common Stock held under the
                    Minnesota Power and Affiliated Companies
                          Employee Stock Ownership Plan
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


           All other ALLETE, Inc. Common Stock Issued and Outstanding and the
            8.05% Cumulative Quarterly Income Preferred Securities of
                 ALLETE Capital I, a subsidiary of ALLETE, Inc.
--------------------------------------------------------------------------------

   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      / /         Rule 12h-3(b)(1)(i)       / /
         Rule 12g-4(a)(1)(ii)     / /         Rule 12h-3(b)(1)(ii)      / /
         Rule 12g-4(a)(2)(i)      / /         Rule 12h-3(b)(2)(i)       / /
         Rule 12g-4(a)(2)(ii)     / /         Rule 12h-3(b)(2)(ii)      / /
                                              Rule 15d-6                /X/

Approximate number of holders of record as of the certification or notice date:
1 - PLAN TRUSTEE

Pursuant to the requirements of the Securities Exchange Act of 1934 ALLETE, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: June 20, 2003       BY:                   Philip R. Halverson
                              --------------------------------------------------
                                                Philip R. Halverson
                                   Vice President, General Counsel and Secretary